[redacted]

09055087

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 9 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65820 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOFFAT CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

765 N. Island Dr NW
(No. and Street)

Atlanta (City) GA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Moffat 404-256-8612
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seth Twum & Co., PC
(Name – *if individual, state last, first, middle name*)

2971 Flowers Rd Suite 221 (Address) Atlanta (City) GA (State) 30341 (Zip Code)

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Robert Douglas Moffat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moffat Capital LLC, as of Jan 26, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CYNTHIA G HOLSTON
NOTARY PUBLIC
Gwinnett County, Georgia
My Commission Expires November 3, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOFFAT CAPITAL, LLC



R. DOUGLAS MOFFAT, CFA
PRESIDENT

January 26, 2009

Securities and Exchange Commission
Division of Market Regulation
Registrations Branch
Mail Stop 8031
100 F St., NE
Washington, DC 20549

Re: NASD CRD Number 125781, SEC Number 8-86520

Dear Sirs,

Attached are audited 2008 financial statements for Moffat Capital, LLC.

Sincerely,

R. Douglas Moffat, CFA
President

765 North Island Drive, NW Atlanta, GA 30327 • 404 256 0612 • doug@moffatcapital.com • Member NASD & SIPC

# Moffat Capital LLC

Annual Financial Statements

December 31, 2008

**SETH TWUM**

*& Company, P.C.*

CERTIFIED PUBLIC ACCOUNTANTS

**SETH TWUM**
**& Company, P.C.**

CERTIFIED PUBLIC ACCOUNTANTS

2971 Flowers Rd. S., Suite 221, Atlanta, GA 30341
Tel: 770.451.1118 Fax: 770.451.6815

## INDEPENDENT AUDITORS' REPORT

Moffat Capital LLC
765 N. Island Drive
Atlanta
GA 30327

We have audited the accompanying balance sheet of Moffat Capital LLC as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moffat Capital LLC of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I,II,III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seth Twum & Co. PC

Atlanta, Georgia

January 23, 2009

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities Exchange and Commission

Moffat Capital LLC
765 N. Island Drive
Atlanta
GA 30327

We have audited the accompanying financial statements of Moffat Capital LLC, for the year ended December 31, 2008, and have issued our report thereon dated January 23, 2009. Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Seth Twum & Co. CPA

Atlanta, Georgia

January 23, 2009

Moffat Capital LLC
765 N. Island Drive
Atlanta
GA 30327

In planning and performing our audit of the financial statements and the supplemental schedules of Moffat Capital LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payments for the securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements inconformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 193 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seth Twum & Co. PC

Atlanta, Georgia

January 23, 2009

Moffat Capital LLC
Notes to the Financial Statements
December 31, 2008

**Summary of Significant Accounting Policies**

Basis of Accounting

It is Company Policy to prepare its financial statements using the accrual method of

Revenue Recognition

Fees for professional services are recognized at the time such services are rendered.

Property and Equipment

Assets are stated at cost and depreciation is computed on both straight-line and accelerated method over their estimated useful lives of three to five years.

Concentration of Risk

Moffat Capital LLC maintains its bank account with Wachovia Bank . Management believes that Moffat Capital is not exposed to any significant credit risk relating to the NASD CRD account.

# Moffat Capital LLC

## Balance Sheet as at 31 December 2008

| | $ |
|---|---|
| **ASSETS** | |
| **Current Assets** | 26,259.56 |
| Moffat Capital - Minimum Capital | 6,631.11 |
| Moffat Capital - Checking | 4,333.45 |
| NASD CRD Account | 70.00 |
| Accounts Receivable | 15,225.00 |
| **Fixed Assets** | 741.28 |
| Computer Software | 1,071.00 |
| Furniture & Fixtures | 1,115.14 |
| Accumulated Depreciation - Software | (1,071.00) |
| Accumulated Depreciation - Furniture & Fixtures | (373.86) |
| **Other Assets** | |
| Organizational Expenses | 316.00 |
| **TOTAL ASSETS** | 27,316.84 |
| **Liabilities & Equity** | |
| **Current Liabilities** | 1,656.13 |
| Accrued Expenses | 1,656.13 |
| **Equity** | 25,660.71 |
| Common Stock | 12,000.00 |
| Investments | 23,993.72 |
| Accumulated Loss | (4,087.97) |
| Net Income | (6,245.04) |
| **TOTAL LIABILITIES & ASSETS** | 27,316.84 |

## Moffat Capital LLC

## Income Statement for the Year Ended 31 December 2008

| | | $ |
|---|---|---|
| **Income** | | 15,900.00 |
| | Management Income | 900.00 |
| | Consulting Fees | 15,000.00 |
| **Expenses** | | 12,810.91 |
| | Amortization | 65.00 |
| | Audit Fee | 1,400.00 |
| | Bank Charges | 21.00 |
| | Computer Accessories | 179.99 |
| | Depreciation | 124.62 |
| | Dues and Subscription | 5,028.73 |
| | Entertainment | 278.67 |
| | Insurance | 364.00 |
| | Licenses & Permits | 1,070.00 |
| | Miscellaenous Expenses | 500.00 |
| | Office Supplies | 477.09 |
| | Postage | 225.61 |
| | Repairs | 235.40 |
| | Storage | 144.00 |
| | Telephone | 2,696.80 |
| **Net Income Before Interest & Tax** | | 3,089.09 |
| | Depreciation Recapture | 252.88 |
| | Interest Income | 12.99 |
| **Net Income After Interest & Before Tax** | | 3,354.96 |
| | Tax Paid | 9,600.00 |
| **Net Income After Interest & Tax** | | (6,245.04) |

## Moffat Capital LLC

### Statement of Cashflows for the Year Ended 31 December 2008

| | $ |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | (6,245.04) |
| Adjustments to reconcile Net Income to net cash provided by operations: | |
| Amortization | 65.00 |
| Depreciation | (128.26) |
| Increase in Accounts Receivable | (15,000.00) |
| Increase in Current Liabilities | 206.13 |
| Net Cash provided by Operating Activities | (21,102.17) |
| **INVESTING ACTIVITIES** | 0.00 |
| Net Cash provided by Investing Activities | 0.00 |
| **FINANCING ACTIVITIES** | |
| Investments | 0.00 |
| Net Cash provided by Financing Activities | 0.00 |
| **NET CASH INCREASE FOR THE PERIOD** | (21,102.17) |
| **CASH AT THE BEGINNING OF THE PERIOD** | 32,136.73 |
| **CASH AT THE END OF THE PERIOD** | 11,034.56 |

## Moffat Capital LLC

## Computation of Net Capital Reserve Requirement as at 31 December 2008

| | | |
|---|---|---|
| A | Minimum Net Capital Requirement | 294.65 |
| B | Minimum dollar net capital requirement | 5,000.00 |
| | Net Capital Requirement (Greater of A or B) | 5,000.00 |

## Minimum Capital Account information

Wachovia Bank

| | |
|---|---|
| Balance at 31 December 2008 | **$6,631.11** |

## Reconciliation of Net Capital and Net Capital Reserve Rquirement

| | |
|---|---|
| Excess Net Capital | 4,308.43 |
| Net Capital | 9,308.43 |
| Net Capital Requirement | 5,000.00 |
| Excess Minimum Net Capital Investment | 1,631.11 |
| Net Capital Reserve Requirement | 5,000.00 |
| Minimum Capital Account | 6,631.11 |

# Moffat Capital LLC

## Computation of Aggregate Indebtedness as at 31 December 2008

| | | $ |
|---|---|---|
| Total Liabilities from Statement of Financial Condition | | 1,656.13 |
| Drafts for immediate credit | | 0.00 |
| Market Value of securities borrowed for which no equivalent value is paid or credted | | 0.00 |
| Other unrecorded amounts | | 0.00 |
| **Total aggregate indebtedness** | | 1,656.13 |
| **Percentage of aggregate indebtedness to Net Capital** | (A/B) | **17.79%** |
| Total aggregate indebtedness | A | 1,656.13 |
| Net Capital | B | 9,308.43 |

## Schedule I

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

In terms of the Securities and Exchange Commission's Net Capital Rule, which requires the maintenance of minimum net capital, there is no material difference, between Moffat Capital LLC audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II A of the Focus Report, as at December 31, 2008.

## Moffat Capital LLC

## Computation of Net Capital as at 31 December 2008

| | $ |
|---|---|
| Total Ownership equity from Statement of Financial Condition | 25,660.71 |
| **Less** | |
| Ownership Equity not allowable for Net Capital | 0.00 |
| **Total Ownership Equity qualified for Net Capital** | 25,660.71 |
| **Add** | 0.00 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | 0.00 |
| Other deductions | 0.00 |
| Total capital and allowable subordinated liabilities | 25,660.71 |
| Total nonallowable assets from Financial condition | 16,352.28 |
| NASD CRD Account | 70.00 |
| Software Asset | 741.28 |
| Accounts Receivable | 15,225.00 |
| Organizational Expenses | 316.00 |
| Net Capital | 9,308.43 |

**Moffat Capital LLC**

**Statement of Changes in Stockholders' Equity**

**31 December 2008**

| | $ |
|---|---|
| **Balance at the beginning of the year** | 11,214.64 |
| Additional paid-in capital | 0.00 |
| Net Income | (6,245.04) |
| **Balance at the end of the year** | 4,969.60 |

# Moffat Capital LLC

## Statement of Changes in Liabilities Subordinated to Claims of General Creditors

## 31 December 2008

| | $ |
|---|---|
| **Balance at the beginning of the year** | 0.00 |
| Cash borrowings: | |
| 1. from outsiders | 0.00 |
| 2. Includes equity subordination | 0.00 |
| Securities borrowings, at market value: | |
| 1. from outsiders | 0.00 |
| Pursuant to secured demand note collateral agreements: | |
| 1. from outsiders | 0.00 |
| 2. Includes equity subordination | 0.00 |
| Exchange memberships contributed for use of company, at market value | 0.00 |
| Accounts and other borrowings not qualified for net capital purposes | 0.00 |
| **Balance at the end of the year** | 0.00 |

## Computation of Net Capital Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

In terms of the provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i), Moffat Capital LLC is exempt from computing the Net Capital Reserve Requirement as at December 31, 2008.

END